Independent Auditor's Consent





The Board of Directors and Stockholders
Audiovox Corporation:


We consent to incorporation by reference in the registration statements (No. 33-18119 and 33-65580) on Form S-8 of Audiovox Corporation and subsidiaries of our report dated February 12, 1996, relating to the consolidated balance sheets of Audiovox Corporation and subsidiaries as of November 30, 1994 and 1995, and the related consolidated statements of income (loss), stockholders' equity and cash flows and all related schedules for each of the years in the three-year period ended November 30, 1995, which reports appear in the November 30, 1995 annual report on Form 10-K of Audiovox Corporation and subsidiaries.

Our report refers to changes in the methods of accounting for certain investments in equity securities and income taxes.





                                   s/KPMG PEAT MARWICK LLP
                                     KPMG PEAT MARWICK LLP





Jericho, New York
February 12, 1996